Exhibit 12.1

PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended October 31, 2009 through 2013

For Six Months Ended April 30, 2014 and 2013

(in thousands except ratio amounts)

	For Six Months Ended		For Fiscal Years Ended October 31,
	April 30, 2014	April 30, 2013	2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations	$239,722	$213,656	$193,081	$171,714	$158,320	$153,687	$169,502
Distributed income of equity investees	24,413	21,698	26,839	24,962	25,714	47,094	23,986
Fixed charges	34,770	26,802	57,549	46,978	54,239	55,567	51,156

Total Adjusted Earnings	$298,905	$262,156	$277,469	$243,654	$238,273	$256,348	$244,644

Fixed Charges:
Interest	$33,425	$25,516	$54,840	$43,908	$238,273	$53,226	$48,433
Amortization of debt expense	582	502	1,029	1,401	1,063	647	789
Amortization of loss – reacquired debt	119	119	238	238	99	—	—
One-third of rental expense	644	665	1,442	1,431	1,438	1,694	1,934

Total Fixed Charges	$34,770	$26,802	$57,549	$46,978	$54,239	$55,567	$51,156

Ratio of Earnings to Fixed Charges	8.60	9.78	4.82	5.19	4.39	4.61	4.78